The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

File pursuant to Rule 424(b)(2)
     Registration No. 333-122616
SUBJECT TO COMPLETION, DATED MARCH 2, 2006
Preliminary Pricing Supplement
To Prospectus dated April 27, 2005 and
Prospectus Supplement dated April 27, 2005
United Mexican States
U.S. $50,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue
U.S. $•
•% Global Notes due •
     The notes will mature on •. Mexico will pay interest on the notes on • and • of each year, commencing •, 2006.
     Mexico may redeem the notes before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.
     The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 4 of the accompanying prospectus dated April 27, 2005, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.
     Application has been made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market, the alternative market of the Luxembourg Stock Exchange.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Mexico,
	Public (1)	Discounts	before expenses
Per note	•%	•%	•%
Total	U.S. $•	U.S. $•	U.S. $•

     (1) Plus accrued interest, if any, from •, 2006.
          The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about March •, 2006.

Joint Lead Managers
Goldman, Sachs & Co.		Morgan Stanley
• , 2006

TABLE OF CONTENTS

Pricing Supplement

About this Pricing Supplement	PS-2
Description of the Notes	PS-3
Plan of Distribution	PS-7
Recent Developments	PS-12

Prospectus Supplement

About this Prospectus Supplement	PS-3
Summary	PS-4
Risk Factors	PS-7
Description of the Notes	PS-10
Taxation	PS-22
Plan of Distribution	PS-29
Glossary	PS-33
Annex A — Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More
Information	17
____________________
     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT
     This pricing supplement supplements the accompanying prospectus supplement dated April 27, 2005, relating to Mexico’s U.S. $50,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated April 27, 2005 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.
     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:
•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES
     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal
Amount:	U.S. $•

Issue Price:	•%

Issue Date:	•, 2006

Maturity Date:	•

Specified Currency:	U.S. dollars

Authorized Denominations:	U.S. $2,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear, or Clearstream, Luxembourg.

Interest Rate:	•% per year, accruing from •, 2006

Interest Payment Dates:	Semi-annually on • and • of each year, commencing on •, 2006

Regular Record Dates:	The • or • of each year preceding the relevant interest payment date.

Optional Redemption:	Yes☑ ☐No

Mexico will have the right at its option upon giving not less than 30 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of the notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

Optional Repayment:	Yes☐ ☑No

Indexed Note:	Yes☐ ☑No

Foreign Currency Note:	Yes☐ ☑No

Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Use of Proceeds:	The net proceeds of the issuance of the notes will be used by Mexico to pay the purchase price of any debt securities acquired pursuant to Mexico's Invitation for Offers to Sell Bonds for Cash in a Modified Dutch Auction, dated February 23, 2006 (the “Invitation for Offers”), as supplemented by Supplement No. 1 to the Invitation for Offers, dated February 27, 2006, and for the general purposes of the Mexican Government, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

Purchase Price:	•%

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Application has been made to list the notes on the Luxembourg Stock Exchange.

Trading:	Euro MTF Market, the alternative market of the Luxembourg Stock Exchange.

Securities Codes:

CUSIP:	•

ISIN:	•

Common Code:	•

Fiscal Agent, Principal Paying
Agent, Calculation Agent,
Transfer Agent, Registrar and
Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise

Further Issues:	Mexico may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding notes, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 4 of the accompanying prospectus dated April 27, 2005.

PLAN OF DISTRIBUTION
     The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of •, 2006, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of Notes
Goldman, Sachs & Co.	U.S. $ •
Morgan Stanley & Co. Incorporated.	•
Total.	U.S. $ •

     Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.
     The managers plan to offer the notes directly to the public at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.
     Notes sold by the managers to the public will initially be offered at the initial offering price set forth on the cover of this pricing supplement. Any notes sold by the managers to securities dealers may be sold at a discount from the initial public offering price of up to •% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the managers to certain other brokers or dealers at a discount from the initial public offering price of up to •% of the principal amount of notes. If all the notes are not sold at the initial public offering price, the managers may change the offering price and the other selling terms.
     The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, Goldman, Sachs & Co. ) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:
•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes, or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

     Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.
     The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.
     The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.
     Mexico will register the notes with the National Registry of Securities of Mexico, which is maintained by the National Banking and Securities Commission. Such registration does not certify the solvency of Mexico, that the notes are of investment quality or that the information contained in this pricing supplement, in the prospectus supplement or in the prospectus is accurate or complete. The notes will not be publicly offered or sold in Mexico.
European Economic Area
     In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:
(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.
     United Kingdom
     Each manager has represented and agreed that:
1.	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000(“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
     Italy
     The offering of the notes has not been, and will not be, cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each manager has represented and agreed that it has not offered or sold, and will not offer or sell, any notes in the Republic of Italy (“Italy”) in a solicitation to the public (sollecitazione all’investimento), and, therefore, that no notes will be offered, sold or delivered or copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes or the offering will be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11,522 of July 1, 1998, as amended (“Regulation No. 11,522”) or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998 (“Legislative Decree No. 58”) and CONSOB Regulation No. 11,971 of May 14, 1999, and in accordance with Italian securities, banking, tax, exchange control and all other applicable laws and regulations. Accordingly, each manager has represented and agreed that any such permitted offer, sale or delivery of the notes or distribution or availability of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other material relating to the notes or the offering in Italy will be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (the “Banking Law”), Legislative Decree No. 58, Regulation No. 11,522 and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or offer of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia on the amount of the issue and the characteristics of the securities, applies; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the notes by CONSOB or the Bank of Italy. Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased occurs in compliance with applicable laws and regulations. This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed or communicated to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
     Hong Kong
     The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
     Japan
     The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
     Singapore
     This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
     See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.
     The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.
     The net proceeds to Mexico from the sale of the notes will be approximately U.S. $•, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $•.
     Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
Petroleum and Petrochemicals
     Based on the unaudited consolidated results of Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”), PEMEX’s total sales revenues, expressed in constant pesos with purchasing power at December 31, 2005 and net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”) for 2005 amounted to Ps. 908.5 billion, an increase of 22.3% as compared with total sales revenues (net of the IEPS Tax) during 2004 of Ps. 742.8 billion.
     Total consolidated export sales increased by 26.3% in peso terms during 2005 (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 335.4 billion in 2004 to Ps. 423.6 billion in 2005. Domestic sales (net of the IEPS Tax) increased by 19.0% in 2005, from Ps. 407.4 billion in 2004 to Ps. 484.9 billion in 2005.
     During 2005, the net loss of PEMEX, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 40.5 billion, as compared with a Ps. 26.3 billion net loss during 2004. This Ps. 14.1 billion increase in net loss resulted primarily from a 24.4% increase in costs and operating expenses, an 18.0% increase in taxes and duties paid and a Ps. 2.9 billion decrease in other revenues, net, which was only partially offset by an increase in both export and domestic sales due to higher crude oil and product prices, a 15.0 million decrease in comprehensive financing cost and a Ps. 13.3 billion favorable effect from the adoption of new accounting standards, both in 2004 and 2005.